John Hancock Financial Services U.S. Wealth Management Law Department 601 Congress Street Boston, MA 02210-2805 (617) 663-3192 Fax: (617) 663-2197 E-Mail: tloftus@jhancock.com
October 26, 2010
Alison T. White
Senior Counsel
U.S. Securities and Exchange Commission
Office of Insurance Products
100 F Street, NE
Washington, D.C. 20549-4644

Re:	John Hancock Life Insurance Company (U.S.A.) Separate Account H Form N-4 Registration Statements (File No. 333-146698)	John Hancock Life Insurance Company (U.S.A.) Venture Opportunity B Share Variable Annuity Contracts

	John Hancock Life Insurance Company of New York Separate Account A Form N-4 Registration Statements (File No. 333-146699)	John Hancock Life Insurance Company of New York Venture Opportunity B Share Variable Annuity Contracts
Dear Ms. White:
Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), John Hancock Life Insurance Company (U.S.A.) and John Hancock Life Insurance Company of New York (the “Companies”), and John Hancock Life Insurance Company (U.S.A.) Separate Account H and John Hancock Life Insurance Company of New York Separate Account A (the “Separate Accounts”) hereby request the withdrawal of Post-Effective Amendments No. 6 to the Form N-4 Registration Statements referenced above (the “Registration Statements”), filed on October 6, 2010 (Accession Nos. 0000950123-10-091638 and 0000950123-10-091639) (the “Amendments”).
The Amendments were filed to revise certain contract features, including: the contracts’ fees; the availability of optional benefit riders after contract issue; the available investment options under the contracts; and the contracts’ guaranteed minimum withdrawal benefit rider to a newer version. The Companies have since determined not to make any changes to the currently effective Registration Statements. No securities were sold in connection with the anticipated changes filed in the Amendments.
Please do not hesitate to contact me on any matters regarding John Hancock’s variable annuity filings at (617) 663-3192 or, in my absence, please contact Arnold R. Bergman, Esq. at (617) 663-2184.
Very truly yours,
Thomas J. Loftus
Senior Counsel — Annuities